

Mail Stop 3561

April 7, 2010

Via U.S. Mail and facsimile

Hu Xiaoming
President, Chief Executive Officer and Chairman
Kandi Technologies, Corp.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re:** **Kandi Technologies, Corp.**
> **Amendment No. 1 to Form S-3**
> **Filed March 30, 2010**
> **File No. 333-165055**

Dear Mr. Xiaoming:

We have reviewed your response to the comments in our letter dated March 18, 2010 and have the following additional comments. Please note that all page references below correspond to the unmarked version of your filing on EDGAR.

Prospectus

Selling Stockholders, page 23

1. We note that the second and third columns in the table reflect the 4.99% beneficial ownership limitation. In light of the fact that the 4.99% beneficial ownership limitation does not prevent a stockholder from selling some of its holdings and then receiving additional shares, please revise the second and third columns of the table to include the total number and percent of shares of common stock which are beneficially owned by the selling shareholder, including shares that may be issued upon conversion of the notes and/or upon exercise of the warrants issued in conjunction with the notes.

Exhibit 5.1

2. We note your response to our prior comment 15; however, please revise the second to last sentence of the second paragraph to include all assumptions you made in rendering your opinion and delete the reference to "assumptions that are customary in opinion letters of this kind."

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Robert S. Matlin
        Robert Shin
        Fax: (212) 536-3901